EXHIBIT 99.1

Release: Immediate

CANADIAN PACIFIC FILES SUPPLEMENT TO MANAGEMENT PROXY CIRCULAR
FOR MAY 17 ANNUAL SHAREHOLDER MEETING

Updates Universal Proxy to Include Additional Nominee
Recently Proposed by Pershing Square

CALGARY (AB) – April 12, 2012 – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) (the “Company”) today announced that it has filed a supplement to the Company’s management proxy circular, together with an updated form of proxy, with the Canadian securities regulatory authorities on SEDAR in connection with the Company’s annual meeting of shareholders to be held on May 17, 2012.  The updated universal proxy includes all identified nominees for election to the Board of Directors at the Company’s annual meeting, including the additional nominee recently proposed by Pershing Square.  Shareholders will be receiving the supplement and an updated WHITE universal proxy in the mail, and the online voting websites have been updated.

Additional information regarding the Company’s annual meeting of shareholders, including information concerning voting, is set out in the Company’s management proxy circular.  The Company’s management proxy circular, the supplement to the management proxy circular and updated form of proxy will be available on the SEDAR website at www.sedar.com, the EDGAR website at www.sec.gov and at www.CPonTrack.com.

For questions regarding voting with the WHITE universal proxy or otherwise, please contact CP’s proxy solicitation agents:

TOLL FREE - 1-866-374-9187 or International Toll Free Number (outside Canada and U.S.): 1-866-682-6148	TOLL FREE 1-800-322-2885 or 212-929-5500 (Call Collect)
Email: askus@georgeson.com	Email: proxy@mackenziepartners.com

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.CPonTrack.com and see how Canadian Pacific is further driving shareholder value.

Contacts:

Media
Ed Greenberg
Tel.:  612-849-4717
24/7 Media Pager: 855-242-3674
email: Ed_greenberg@cpr.ca

Investment Community
Janet Weiss
Tel.: 403-319-3591
email: investor@cpr.ca

Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Tim Lynch / Jed Repko
Tel.: 212-355-4449